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                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                     FORM 4

                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(f) of the Investment Company Act of 1940

[ ] Check box if no longer subject of Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

________________________________________________________________________________
1.   Name and Address of Reporting Person*

                    Orient Star Holdings LLC ("Orient Star")
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   (Last)                           (First)             (Middle)

                              1000 Louisiana Street
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                                    (Street)

                                Houston, TX 77002
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   (City)                           (State)              (Zip)

________________________________________________________________________________
2.   Issuer Name and Ticker or Trading Symbol

     Saks Incorporated (SKS)
________________________________________________________________________________
3.   IRS Identification Number of Reporting Person, if an Entity (Voluntary)

________________________________________________________________________________
4.   Statement for Month/Year

     October 15, 2002
________________________________________________________________________________
5.   If Amendment, Date of Original (Month/Year)

________________________________________________________________________________
6.   Relationship of Reporting Person to Issuer
     (Check all applicable)

     [_]  Director                             [X]  10% Owner
     [_]  Officer (give title below)           [_]  Other (specify below)
________________________________________________________________________________
7.   Individual or Joint/Group Filing (Check applicable line)

     [_]  Form filed by one Reporting Person
     [X]  Form filed by more than one Reporting Person
________________________________________________________________________________

================================================================================
           Table I -- Non-Derivative Securities Acquired, Disposed of,
                             or Beneficially Owned
================================================================================

                                                                                                               6.
                                                                        4.                        5.           Owner-
                                                                        Securities Acquired (A)   Amount of    ship
                                                           3.           or Disposed of (D)        Securities   Form:      7.
                                           2a.             Transaction  (Instr. 3, 4 and 5)       Beneficially Direct     Nature of
                         2.                Deemed          Code         ------------------------- Owned at End (D) or     Indirect
1.                       Transaction       Execution       (Instr. 8)               (A)           of Month     Indirect   Beneficial
Title of Security        Date              Date, if any,   ------------  Amount     or     Price  (Instr. 3    (I)        Ownership
(Instr. 3)               (Month/Day/Year) (Month/Day/Year) Code     V               (D)           and 4)       (Instr.4)  (Instr. 4)
-----------------------------------------------------------------------------------------------------------------------------------
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Common Stock, par value  9/13/2002                          S            30,000 D        12.0207   17,516,200     I  By Inmobiliaria
$0.10 per share                                                                                                      Carso
("Saks Shares")
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Saks Shares                                                                                                          By Inmobiliaria
                         9/16/2002                          S             1,300 D        12.2500   17,514,900     I  Carso
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Saks Shares                                                                                                          By Inmobiliaria
                         9/19/2002                          S            20,000 D        11.8412   17,494,900     I  Carso
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Saks Shares                                                                                                          By Inmobiliaria
                         9/20/2002                          S            20,000 D        11.5437   17,474,900     I  Carso
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Saks Shares                                                                                                          By Inmobiliaria
                        10/14/2002                          S            91,900 D        10.4574   17,383,000     I  Carso
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Saks Shares                                                                                                          By Inmobiliaria
                        10/15/2002                          S           100,000 D        10.6783   17,283,000     I  Carso
------------------------------------------------------------------------------------------------------------------------------------

Table II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned
         (e.g., puts, calls, warrants, options, convertible securities)
================================================================================

                                                                                                                    10.
                                                                                                          9.        Owner-
                                                                                                          Number    ship
                                                                                                          of        Form
                    2.                                                                                    Deriv-    of
                    Conver-                    5.                              7.                         ative     Deriv-   11.
                    sion                       Number of                       Title and Amount           Secur-    ative    Nature
                    or                         Derivative    6.                of Underlying     8.       ities     Secur-   of
                    Exer-             4.       Securities    Date              Securities        Price    Bene-     ity:     In-
                    cise     3.       Trans-   Acquired (A)  Exercisable and   (Instr. 3 and 4)  of       ficially  Direct   direct
                    Price    Trans-   action   or Disposed   Expiration Date   ----------------  Deriv-   Owned     (D) or   Bene-
1.                  of       action   Code     of(D)         (Month/Day/Year)            Amount  ative    at End    In-      ficial
Title of            Deriv-   Date     (Instr.  (Instr. 3,    ----------------            or      Secur-   of        direct   Owner-
Derivative          ative    (Month/  8)       4 and 5)      Date     Expira-            Number  ity      Month     (I)      ship
Security            Secur-   Day/     ------   ------------  Exer-    tion               of      (Instr.  (Instr.   (Instr.  (Instr.
(Instr. 3)          ity      Year)    Code V    (A)   (D)    cisable  Date     Title     Shares  5)       4)        4)       4)
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Explanation of Responses: See attached Exhibit to Form 4, which is hereby incorporated herein by reference.


                                Exhibit to Form 4
                                -----------------


Name and Address of Additional Reporting Persons:
------------------------------------------------

Inmobiliaria Carso, S.A. de C.V. ("Inmobiliaria") with the following address:

Insurgentes Sur #3500, PB-4
Pena Pobre
14000 Mexico D.F., Mexico

Mr. Carlos Slim Helu, Mr. Carlos Slim Domit, Mr. Marco Antonio Slim Domit, Mr. Patrick Slim Domit, Ms. Maria Soumaya Slim Domit, Ms. Vanessa Paola Slim Domit and Ms. Johanna Monique Slim Domit (collectively, the "Slim Family"), each with the following address:

Paseo de Las Palmas #736
Colonia Lomas de Chapultepec
11000 Mexico D.F., Mexico

Explanation of Responses:
------------------------

On September 13, 2002, Inmobiliaria effected the transaction reflected in Table 1 above, which is subject to Section 16 of the U.S. Securities Exchange Act of 1934, as amended (the "Exchange Act"). As of September 13, 2002, Inmobiliaria had direct beneficial ownership of 7,683,200 Saks Shares, and indirect beneficial ownership of the 9,833,000 Saks Shares directly owned by Orient Star.

On September 16, 2002, Inmobiliaria effected the transaction reflected in Table 1 above, which is subject to Section 16 of the U.S. Securities Exchange Act of 1934, as amended (the "Exchange Act"). As of September 16, 2002, Inmobiliaria had direct beneficial ownership of 7,681,900 Saks Shares, and indirect beneficial ownership of the 9,833,000 Saks Shares directly owned by Orient Star.

On September 19, 2002, Inmobiliaria effected the transaction reflected in Table 1 above, which is subject to Section 16 of the U.S. Securities Exchange Act of 1934, as amended (the "Exchange Act"). As of September 19, 2002, Inmobiliaria had direct beneficial ownership of 7,661,900 Saks Shares, and indirect beneficial ownership of the 9,833,000 Saks Shares directly owned by Orient Star.

On September 20, 2002, Inmobiliaria effected the transaction reflected in Table 1 above, which is subject to Section 16 of the U.S. Securities Exchange Act of 1934, as amended (the "Exchange Act"). As of September 20, 2002, Inmobiliaria had direct beneficial ownership of 7,641,900 Saks Shares, and indirect beneficial ownership of the 9,833,000 Saks Shares directly owned by Orient Star.

On October 14, 2002, Inmobiliaria effected the transaction reflected in Table 1 above, which is subject to Section 16 of the U.S. Securities Exchange Act of 1934, as amended (the "Exchange Act"). As of October 14, 2002, Inmobiliaria had direct beneficial ownership of 7,550,000 Saks Shares, and indirect beneficial ownership of the 9,833,000 Saks Shares directly owned by Orient Star.

On October 15, 2002, Inmobiliaria effected the transaction reflected in Table 1 above, which is subject to Section 16 of the U.S. Securities Exchange Act of 1934, as amended (the "Exchange Act"). As of October 15, 2002, Inmobiliaria had direct beneficial ownership of 7,450,000 Saks Shares, and indirect beneficial ownership of the 9,833,000 Saks Shares directly owned by Orient Star.

On each of September 13, September 16, September 19, September 20, October 14 and October 15, the Slim Family did not effect any transactions in Saks Shares subject to the Exchange Act. The Slim Family beneficially owns all of the outstanding voting and equity securities of Inmobiliaria, and therefore, as of September 13, September 16, September 19, September 20, October 14 and October 15, each member of the Slim Family may be deemed to have indirect beneficial ownership of the Saks Shares then directly owned by Inmobiliaria, in the amounts described above, and the 9,833,000 Saks Shares then beneficially owned indirectly by Inmobiliaria and owned directly by Orient Star.

                                 Signature Page
                                 --------------


         -----------------------------------
         Carlos Slim Helu

         -----------------------------------
         Carlos Slim Domit                        By: /s/ Eduardo Valdes Acra
                                                      --------------------------
         -----------------------------------          Eduardo Valdes Acra
         Marco Antonio Slim Domit                     Attorney-in-Fact*
                                                      October 16, 2002
         -----------------------------------
         Patrick Slim Domit

         -----------------------------------
         Maria Soumaya Slim Domit

         -----------------------------------
         Vanessa Paola Slim Domit

         -----------------------------------
         Johanna Monique Slim Domit


         INMOBILIARIA CARSO, S.A. DE C.V.


         -----------------------------------
         By: Alejandro Escoto
         Title: Attorney-in-Fact

         ORIENT STAR HOLDINGS LLC


         -----------------------------------
         By: James M. Nakfoor
         Title: Manager

o See the Powers of Attorney and the Joint Filing Agreement, each dated March 2, 2000, each filed as exhibits to the Schedule 13G filed by Orient Star, Inmobiliaria and the members of the Slim Family with the U.S. Securities and Exchange Commission on September 26, 2000, which are hereby incorporated herein by reference.